Gold Standard Completes Acquisition of Battle Mountain Gold Inc.

June 14, 2017

Vancouver, British Columbia – Gold Standard Ventures Corp. (“Gold Standard” or “Company”) (TSXV: GSV; NYSE MKT: GSV) and Battle Mountain Gold Inc. (“Battle Mountain”) (TSXV: BMG) today completed the previously announced plan of arrangement (the “Arrangement”) under the Business Corporations Act (British Columbia) whereby Gold Standard acquired all of the issued and outstanding common shares of Battle Mountain. Battle Mountain is now a wholly-owned subsidiary of Gold Standard.

Under the terms of the Arrangement, former Battle Mountain shareholders (other than Gold Standard) received 0.1891 Gold Standard common shares plus $0.08 in cash for each Battle Mountain common shares held. In addition, other than certain options to acquire common shares of Battle Mountain that were cancelled, options and warrants to acquire common shares of Battle Mountain became exercisable for common shares of Gold Standard, all in accordance with the terms of the Arrangement.

Jonathan Awde, President, CEO and Director of Gold Standard commented: “The acquisition of Battle Mountain Gold and its Lewis project, on the Battle Mountain Trend, Nevada, is consistent with our strategy of acquiring district scale, strategic assets during challenging market conditions. Our expertise in both the systematic exploration of Carlin-style targets, and the consolidation of Nevada assets, ensures the Company will enjoy significant synergies with this acquisition. This year we have commenced our largest ever exploration program at our flagship Railroad-Pinion project - the Lewis project will provide further potential for additional discoveries and consequent shareholder value. On behalf of the Company, we welcome Battle Mountain shareholders into Gold Standard and we look forward to advancing our asset base together for the benefit of all shareholders.”

As the Arrangement has now completed, Battle Mountain common shares were de-listed from the TSX Venture Exchange (the “Exchange”) effective June 14, 2017. In addition, Battle Mountain will begin the process of applying to cease to be a reporting issuer or the equivalent in the relevant Canadian jurisdictions.

Full details of the Arrangement and certain other related matters are set out in the management information circular of Battle Mountain dated May 8, 2017 (the “Information Circular”). A copy of the Information Circular can be found under Battle Mountain’s profile on SEDAR at www.sedar.com. Former Battle Mountain shareholders who require assistance with the completion of the letter of transmittal are advised to contact Computershare Investor Services Inc., the depositary for the Arrangement, by telephone (toll-free) at 1-800-564-6253 or by email at corporateactions@computershare.com.

Neither the Exchange nor its Regulation Services Provider (as that term is defined in the policies of the Exchange) accepts responsibility for the adequacy or accuracy of this news release.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements, which relate to future events or future performance and reflect management’s current expectations and assumptions. Such forward-looking statements reflect management’s current beliefs and are based on assumptions made by and information currently available to Gold Standard and Battle Mountain. All statements, other than statements of historical fact included herein, including, without limitation, statements or information about Battle Mountain applying to cease to be a reporting issuer or the equivalent in the relevant Canadian jurisdictions, are forward looking statements. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. These forward-looking statements are made as of the date hereof and, except as required under applicable securities legislation, neither Gold Standard nor Battle Mountain assumes any obligation to update or revise them to reflect new events or circumstances.

On behalf of the Board of Directors of Gold Standard,

“Jonathan Awde”

Jonathan Awde, President, CEO and Director

FOR FURTHER INFORMATION PLEASE CONTACT:

Gold Standard Ventures Corp.

Jonathan Awde

President

Tel: 604-669-5702

Email: info@goldstandardv.com

Website: www.goldstandardv.com